RADCOM LTD.

NOTICE OF 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2011 Annual General Meeting of Shareholders (the "Meeting") of Radcom Ltd. will be held on Monday, September 19, 2011 at 4:00 p.m. (Israel time), at our offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

Throughout this Notice of Annual General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as "Radcom", "we", "us", "our" and "our company" to refer to Radcom Ltd. and terms such as "you" and "your" to refer to our shareholders.

The agenda of the Meeting will be as follows:

(1)	To re-elect the following members of our Board of Directors: Zohar Zisapel, Shlomo Kalish and Matty Karp;

(2)
To re-appoint Kost Forer Gabbay & Kasierer, A Member of Ernst and Young Global as our independent auditors until the next annual general meeting of shareholders and to authorize the Audit Committee of our Board of Directors to fix their remuneration;

(3)	To approve amendments to our Articles of Association;

(4)	To approve an amendment to the indemnification letter of directors and certain officers;

(5)	To discuss the auditors’ report and our consolidated financial statements for the year ended December 31, 2010; and

(6)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors recommends a vote FOR approval of all matters to be voted upon at the Meeting.

Shareholders of record at the close of business on August 10, 2011 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of our Articles of Association, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose seniority will be determined by the order in which the names stand in our Register of Members.

By Order of the Board of Directors,

Zohar Zisapel

Chairman of the Board of Directors

Dated: August 10, 2011

Our audited financial statements for the fiscal year ended December 31, 2010, are not a part of the proxy solicitation material, but were filed together with our Annual Report on Form 20-F, which was filed on April 4, 2011 with the Securities and Exchange Commission and is available at their website, www.sec.gov, and at our website, www.radcom.com.

RADCOM LTD.
24 RAOUL WALLENBERG STREET
TEL AVIV 69719, ISRAEL

PROXY STATEMENT

2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of our ordinary shares, NIS 0.20 nominal value ("Ordinary Shares"), in connection with the solicitation by our Board of Directors ("Board of Directors") of proxies for use at the 2011 Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of 2011 Annual General Meeting of Shareholders.  The Meeting will be held on Monday, September 19, 2011 at 4:00 p.m. (Israel time), at our offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

Throughout this Proxy Statement, we use terms such as "Radcom", "we", "us", "our" and "our company" to refer to Radcom Ltd. and terms such as "you" and "your" to refer to our shareholders.

It is proposed that at the Meeting, resolutions be adopted as follows:

(1)	To re-elect the following members of our Board of Directors: Zohar Zisapel, Shlomo Kalish and Matty Karp;

(2)
To re-appoint Kost Forer Gabbay & Kasierer, A Member of Ernst and Young Global as our independent auditors until the next annual general meeting of shareholders and to authorize the Audit Committee of our Board of Directors to fix their remuneration;

(3)	To approve amendments to our Articles of Association; and

(4)	To approve an amendment to the indemnification letter of directors and certain officers.

Additionally, the auditors’ report and our consolidated financial statements for the year ended December 31, 2010 will be discussed.

We are currently not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

You may elect to vote your Ordinary Shares once, either by attending the Meeting in person or by a duly executed proxy as detailed below.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed.  You may revoke the authority granted by your execution of proxies at any time before the exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by us not less than 2 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above.  On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by our Board of Directors. Only shareholders of record at the close of business on August 10, 2011 will be entitled to vote at the Meeting and any adjournments or postponements thereof.  Proxies will be mailed to shareholders on or about August 11, 2011 and will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation in connection therewith, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS

We had outstanding on August 4, 2011, 6,373,141 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.  Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third (1/3) of our voting power, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of August 4, 2011 by (i) each person or entity known to beneficially own more than five percent (5%) of our Ordinary Shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission (the "SEC"), and (ii) all directors and executive officers as indicated below, based on information provided to us by the holders or disclosed in public filings with the SEC.  The percentage of outstanding Ordinary Shares is based on 6,373,141 Ordinary Shares outstanding as of August 4, 2011.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Zohar Zisapel (3)	2,038,045	31.39%
Yehuda Zisapel (4)	506,790	8.00%
Orington Holdings Limited (5)	389,864	6.03%
David Ripstein (6)	79,550	1.23%
All directors and executive officers as a group, except Zohar Zisapel, (10 persons) (7)	130,771	2.01%

(1)
Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person.  Ordinary Shares beneficially owned include Ordinary Shares that may be acquired pursuant to options to purchase Ordinary Shares that are exercisable within 60 days of August 4, 2011.

(2)
For determining the percentage owned by each person or group, Ordinary Shares for each person or group includes Ordinary Shares that may be acquired by such person or group pursuant to options to purchase Ordinary Shares that are exercisable within 60 days of August 4, 2011.  The number of outstanding Ordinary Shares does not include 5,189 Ordinary Shares held by RADCOM Equipment, Inc., our wholly owned subsidiary and 30,843 Ordinary Shares that were repurchased by us.  On May 6, 2008, our shareholders approved a one-to-four reverse share split, which we effected in June 2008.

(3)
Includes beneficial ownership of 44,460 Ordinary Shares held by RAD Data Communications Ltd. ("RDC") and 13,625 Ordinary Shares held by Klil and Michael Ltd., both Israeli companies and 118,986 Ordinary Shares issuable upon exercise of options and warrants exercisable within 60 days of August 4, 2011.  Zohar Zisapel is a principal shareholder and director of RDC and Klil and Michael Ltd. and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the Ordinary Shares held by such companies.  Mr. Zisapel disclaims beneficial ownership of these Ordinary Shares except to the extent of his pecuniary interest therein. This information is based on Mr. Zisapel's Schedule 13D/A filed with the SEC on February 10, 2011.

(4)
Includes 44,460 Ordinary Shares held of record by RDC and 227,590 Ordinary Shares owned of record by Retem Local Networks Ltd., an Israeli company.  Yehuda Zisapel is a principal shareholder and director of each of RDC and Retem Local Networks Ltd. and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the Ordinary Shares held by such companies.  Mr. Zisapel disclaims beneficial ownership of these Ordinary Shares except to the extent of his pecuniary interest therein. This information is based on Mr. Yehuda Zisapel’s Schedule 13G/A, filed with the SEC on February 14, 2007.

(5)
Includes beneficial ownership of 292,398 Ordinary Shares and 97,466 Ordinary Shares issuable upon exercise of warrants exercisable within 60 days of October 12, 2010.  This information is based upon a Schedule 13G filed by Orington Holdings Limited and its sole shareholder Finsbury Holdings Limited, with the SEC on October 19, 2010.

(6)	Comprised of 79,550 ordinary shares issuable upon exercise of options exercisable within 60 days of August 4, 2011.

(7)
Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding Ordinary Shares (including options or warrants held by each such party, which are vested or shall become vested within 60 days of August 4, 2011) and have, therefore, not been separately disclosed. The amount of shares is comprised of 130,771 Ordinary Shares issuable upon exercise of options and warrants exercisable within 60 days of August 4, 2011.

ITEM 1 – RE-ELECTION OF NON-EXTERNAL DIRECTORS

At the Meeting, you will be asked to re-elect three non-external directors, Mr. Zohar Zisapel, Mr. Shlomo Kalish and Mr. Matty Karp, to serve as members of our Board of Directors. The nominees, if re-elected, together with our external directors, who were re-elected at our 2010 annual general meeting of shareholders for a three-year term as required under Israeli law, will constitute our entire Board of Directors.

Proxies may not be voted for a greater number of persons than the number of nominees named. Under our Articles of Association, our Board of Directors will be entitled to fill, until the next election of directors, any vacancies existing on our Board of Directors following the annual general meeting at its sole discretion.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or for certain of them or to abstain) will be voted for the election of the three nominees named below as our directors, each to hold office until the next annual general meeting and until his successor shall have duly taken office, unless his office is vacated earlier under any relevant provision of our Articles of Association.

In the event any one or more of the below nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. We are not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. We do not have any understanding or agreement with respect to the future election of any nominees named herein

Set forth below is a brief biography of each of the nominees for director, based upon our records and information furnished to us by each of them.

Mr. Zohar Zisapel (62), a co-founder of our company, has served as our Chairman of the Board since our inception in 1985.  Mr. Zisapel is also a founder and Chairman of the Board of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, for which he served as President from 1982 to 1997.  Mr. Zisapel is also the Chairman of two other public companies, Radvision Ltd. (NASDAQ: RVSN) and Ceragon Ltd. (NASDAQ: CRNT), and a director of two other public companies, Amdocs Ltd. (NYSE: DOX) and Silicom Ltd. (NASDAQ and TASE: SILC), as well as a director or Chairman of several private companies. Mr. Zisapel has a B.Sc. degree and an M.Sc. degree in electrical engineering from the Technion - Israel Institute of Technology and an M.B.A. degree from Tel-Aviv University.

Dr. Shlomo Kalish (58), has served as a director since December 2009. He currently serves as the Chief Executive Officer of the Jerusalem Global Group, a technology focused investment house, which he founded in 1994.  He is also the managing partner of Jerusalem Global Ventures, a $120 million venture capital fund investing in seed-stage and early-stage communications and information technology companies, which he founded in 1999.  Dr. Kalish is currently a director of two private companies, Camero Technologies and NotalVision.  He also serves on the Boards of Governors of the Technion - Israel Institute of Technology and The Jerusalem College of Technology.  He holds a Ph.D. in Operations Research from the Massachusetts Institute of Technology ("MIT"), an M.Sc. from the Sloan School of Management at MIT and a B.Sc. from Tel-Aviv University.

Mr. Matty Karp (61), has served as a director since December 2009. He is the managing partner of Concord Ventures, an Israeli venture capital fund focused on Israeli early stage technology companies, which he co-founded in 1997. From 2007 to 2008 he served as the Chairman of Israel Growth Partners Acquisition Corp.  From 1994 to 1999, he served as the Chief Executive Officer of Kardan Technologies, a technology investment company, and continued to serve as a director until October 2001. From 1994 to 1997, he served as the President of Nitzanim Venture Fund, an Israeli venture capital fund focused on early-stage high technology companies. From 1987 to 1994, he served in numerous positions at Elbit Systems Ltd. (NASDAQ and TASE: ESLT). Mr. Karp has served as a director of a number of companies, including: Galileo Technology, which was acquired by Marvell Technology Group (NASDAQ: MRVL); Accord Networks which was acquired by Polycom (NASDAQ: PLCM); Saifun Semiconductors, which merged with Spansion and El Al Israel Airlines (TASE: ELAL).  Mr. Karp received a B.S., cum laude, in Electrical Engineering from the Technion - Israel Institute of Technology and is a graduate of the Harvard Business School Advanced Management Program.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-election of the directors set forth above.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that Mr. Zohar Zisapel be and hereby is re-elected to serve as a member of our Board of Directors, effective immediately."

"RESOLVED, that Dr. Shlomo Kalish be and hereby is re-elected to serve as a member of our Board of Directors, effective immediately."

"RESOLVED, that Mr. Matty Karp be and hereby is re-elected to serve as a member of our Board of Directors, effective immediately."

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM 2 – RE-APPOINTMENT OF OUR INDEPENDENT AUDITORS

At the Meeting, you will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer, A Member of Ernst and Young Global, as our independent registered public accounting firm until the end of next year’s annual general meeting of shareholders, as well as to approve the authorization of our Audit Committee to fix their remuneration. The re-appointment has been recommended by our Audit Committee. Such auditors have served as our auditors since the 2009 annual general meeting of shareholders, and have no relationship with us or with any of our affiliates, except as auditors.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-appointment of our independent auditors.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that Kost Forer Gabbay & Kasierer, A Member firm of Ernst and Young Global, be, and hereby are, re-appointed as our independent registered public accounting firm until the end of the 2012 annual general meeting of shareholders and that the Audit Committee, by the authority duly delegated by the Board of Directors, be, and it hereby is, authorized to fix the compensation of the independent auditors in accordance with the amount and nature of their services."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 3-
APPROVAL OF AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION

At the Meeting, we will propose to approve several amendments to our Articles of Association, as described below.  If any of the proposed amendments are approved, we will restate our Articles of Association to reflect the approved amendments.

A.           Amendment to Allow Indemnification and Insurance to the Full Extent Permitted by Law

A recent amendment to the Israeli Securities Law, 5728-1968 (the "Israeli Securities Law"), and a corresponding amendment to the Israeli Companies Law, 5759-1999 (the "Companies Law"), authorize the Israeli Securities Authority to impose administrative sanctions against companies like ours and their office holders for certain violations of the Israeli Securities Law or the Companies Law.

These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1,000,000 (currently equivalent to $295,000), plus the greater of the following amounts payable to persons who suffered damages as a result of the violation: (i) the amount of profits earned or losses avoided by the violator as a result of the violation, up to NIS 1,000,000, or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.

The amendments to the Israeli Securities Law and to the Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them (as described in clause (ii) of the immediately preceding paragraph) are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association.

To enable us to continue to be able to indemnify and insure our office holders to the full extent permitted by law, we propose to amend our Articles of Association to authorize indemnification and insurance in connection with administrative proceedings, including without limitation, the specific amendments to the Israeli Securities Law and the Companies Law described above. Accordingly, we propose to amend Article 70 of the Company's Articles of Association as set forth below. The words proposed to be added are highlighted in boldface font and underlined.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Article 70 of the Company’s articles of association be amended with the changes marked below:

'70.           Exculpation, Indemnity and Insurance

(a)   For purposes of these Articles, the term "Office Holder" shall mean every Director and every officer of the Company, including, without limitation, each of the persons defined as "Nosei Misra" in the Companies Law.

(b)           Subject to the provisions of the Companies Law, the Company may prospectively exculpate an Office Holder from all or some of the Office Holder’s responsibility for damage resulting from the Office Holder’s breach of the Office Holder’s duty of care to the Company.

(c)           Subject to the provisions of the Companies Law, the Company may indemnify an Office Holder in respect of an obligation or expense specified below imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder, as follows:

(i)  a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award approved by court;

(ii)  reasonable litigation expenses, including attorneys' fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding was concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; or in connection with an administrative enforcement proceeding or a financial sanction. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968, as amended (the "Securities Law"), and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees; and

(iii) reasonable litigation expenses, including attorneys’ fees, expended by an Office Holder or charged to the Office Holder by a court, in a proceeding instituted against the Office Holder by the Company or on its behalf or by another person, or in a criminal charge from which the Office Holder was acquitted, or in a criminal proceeding in which the Office Holder was convicted of an offense that does not require proof of criminal intent.

The Company may undertake to indemnify an Office Holder as aforesaid, (aa) prospectively, provided that  in respect of Article 70(c)(i), the undertaking is limited to events which in the opinion of the Board of Directors are foreseeable in light of the Company’s actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amounts or criteria are set forth in the undertaking to indemnify, and (bb) retroactively.

(d) Subject to the provisions of the Companies Law, the Company may enter into a contract for the insurance of all or part of the liability of any Office Holder imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder, in respect of each of the following:

(i) a breach of his duty of care to the Company or to another person;

(ii) a breach of his duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company;

(iii) a financial obligation imposed on him in favor of another person; or

(iv)  reasonable litigation expenses, including attorney fees, incurred by the Office Holder as a result of an administrative enforcement proceeding instituted against him. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

(e) The provisions of this Article 70 are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or the provision of any such indemnification shall be approved by the Audit Committee of the Company.

Any amendment to the Companies Law, the Securities Law or any other applicable law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to this Article 61 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by the Companies Law, the Securities Law or such other applicable law.'"

B.           Amendment to Allow the Consent of a Majority of Directors to Waive the Need for a Notice of a Board of Directors Meeting in Urgent Situations

Section 100 of the Companies Law requires that notice of a meeting of the board of directors be given a reasonable time in advance of the meeting. A recent amendment to Section 102 of the Companies Law provides, as an exception to this general rule, that convening a board meeting without prior notice is permissible in urgent situations, subject to the consent of a majority of the directors. Accordingly, in order to align our Articles of Association with the foregoing provisions of the Companies Law, we propose to amend Article 46(b) of the Company's Articles of Association as set forth below. The words proposed to be added are highlighted in boldface font and underlined.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Article 46(b) of the Company’s articles of association be amended with the changes marked below:

'46(b) Any Director may at any time, and the Secretary, upon the request of such Director, shall, convene a meeting of the Board of Directors, but not less than four (4) days' notice (oral or written) shall be given of any meeting so convened.  The failure to give notice to a Director in the manner required hereby may be waived by such Director. In urgent situations, a meeting of the Board of Directors can be convened without any prior notice with the consent of a majority of the Directors, including a majority of those who are lawfully entitled to participate in and vote at such meeting (as conclusively determined by the Secretary, and in the absence of such determination, by the Chairman of the Board of Directors).' "

C.           Amendment Regarding New Audit Committee Quorum Requirements

A recent amendment to the Companies Law provides certain new quorum requirements with respect to meetings of a company's audit committee. Specifically, effective September 15, 2011, a quorum of the audit committee will consist of a majority of its members, provided that a majority of those present are independent directors (as defined under the Companies Law), at least one of whom is an external director. All the members of our audit committee are independent according to the independence requirements established by the SEC in accordance with the requirements of the Sarbanes-Oxley Act, and as defined under the Companies Law. Accordingly, we meet such requirements even before the effective date of this amendment. Nevertheless, our Articles of Association provide that the meetings and proceedings of committees of the board of directors are governed by the provisions regulating the board of directors, under which a quorum is formed by a majority of the directors then in office who are lawfully entitled to participate in and vote at the meeting. Accordingly, in order to accommodate this amendment to the Companies Law, we propose to amend Article 37(a) of the Company's Articles of Association as set forth below. The words proposed to be added are highlighted in boldface font and underlined.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Article 37(a) of the Company’s articles of association be amended with the changes marked below:

'37(a) The Board of Directors may, subject to the provisions of the Companies Law and these Articles, delegate any or all of its powers to committees, each consisting of two or more persons (all of whose members must be Directors), and it may from time to time revoke such delegation or alter the composition of any such committee.  Any Committee so formed (in these Articles referred to as a "Committee of the Board of Directors"), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors.  The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by the Companies Law or any regulations adopted by the Board of Directors under this Article. Notwithstanding the foregoing, the Chairman of a Committee of the Board of Directors shall not have a casting vote. Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.' "

D.           Amendment Regarding Timing of Delivery of Proxies

The Company's current Articles of Association permit shareholders to submit their proxies up to 2 hours prior to the time fixed for any meeting of shareholders.  This provision imposes a heavy burden on the Company in comparison to the standard among most publicly traded Israeli companies.  Accordingly, in order to ease the burden of the Company and allow the Company to conduct shareholder vote counting in an orderly manner, we propose to amend Article 33(b) of the Company's Articles of Association as set forth below. The words proposed to be added are highlighted in boldface font and underlined.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Article 33(b) of the Company’s articles of association be amended with the changes marked below:

'33(b) The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall either be delivered to the Company (at its Registered Office, or at its principal place of business or at the offices of its registrar and/or transfer agent or at such place as the Board of Directors may specify) not less than forty-eight (48) hours (or not less than seventy-two (72) hours with respect to a meeting to be held outside of Israel) before the time fixed for the meeting which the person named in the instrument proposes to vote.' "

Required Approval

Since one of our directors, Mr. Zohar Zisapel may be deemed a controlling shareholder of the Company, the approval of proposed resolution "A" under this matter requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least a majority of the votes of shareholders voting on the matter who do not have a personal interest in the resolution or (ii) the total number of votes against the proposed resolution of shareholders voting on the matter who do not have a personal interest in the resolution does not exceed two percent of the outstanding voting power in the Company.  The Companies Law requires that each shareholder voting on the matter relating to Mr. Zisapel indicate whether or not the shareholder has a personal interest in the matter.  Otherwise, the shareholder is not eligible to vote on this matter.  Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any member of the shareholder’s family (or spouse thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of our shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our shares. Under the Companies Law, in the case of a person voting by proxy for another person, "personal interest" includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.  If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest.

Since it is highly unlikely that any of our public shareholders has a personal interest on this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you have a personal interest, please contact Mr. Gilad Yehudai, our Chief Financial Officer for guidance at +972-77-7745060 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact us on your behalf.

To the extent that proposed resolution "A" under this matter is approved only by the affirmative vote of the holders of a majority of the voting power in the Company, but not by the special majority of the non-interested shareholders as described above, we will make appropriate amendments to the Company's Articles of Association to ensure that the proposed amendment applies only to directors and officers who are not, or are not related to, our controlling shareholders, or in respect of whom our controlling shareholders do not have a personal interest in their receiving indemnification from us.

The affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter is required for the approval of the proposed resolutions under "B", "C" and "D" in this matter.

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

  ITEM 4 – APPROVAL OF AMENDMENT TO THE INDEMNIFICATION LETTER
  OF DIRECTORS AND CERTAIN OFFICERS

The Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify our directors and officers, subject to certain conditions and limitations. Specifically, granting indemnification letters to directors is required to be approved by our Audit Committee, Board of Directors and shareholders, in that order, and they have done so in the past.

In light of the recent amendments to the Companies Law and to the Israeli Securities Law described in Section "A" of Item 3 above, and provided that our Articles of Association are amended as proposed in Item 3 above, we propose to amend our form of such indemnification letter to ensure that the Company’s directors are afforded protection to the fullest extent permitted by law.  The proposed form of amended indemnification letter is attached hereto as Appendix A and is marked to reflect the changes made to the form that was approved in the past.

In addition, our audit committee and board of directors approved granting the proposed form of amended indemnification letter to our directors and officers, including our directors and officers serving from time to time in such capacity who are considered our controlling shareholders. Currently, among our directors, only Mr. Zohar Zisapel, may be deemed our "controlling shareholder" (as such term is defined in the Companies Law).

At the Meeting, the shareholders will be asked to approve granting the amended indemnification letter in the form of Appendix A hereto (A) to our directors serving from time to time in such capacity who are not considered controlling shareholders and (B) to our directors and officers serving from time to time in such capacity who are considered our controlling shareholders.  For the avoidance of doubt, if the proposal in clauses (A) and (B) are not approved, the validity of the existing form of indemnification letter will not be affected.

Our audit committee and board of directors believe that approval of the form of amended indemnification letter is in the best interests of the Company as it will enable the Company to attract and retain highly qualified directors and officers from time to time.

Under the Companies Law, the adoption of the proposed resolutions requires the approvals of the audit committee, board of directors and shareholders, in that order. Under the Companies Law indemnification letters to officers who are not considered controlling shareholders is required to be approved by our Audit Committee and Board of Directors, but not by shareholders.  The proposed form of amended indemnification letter for all of our directors and officers, as described above, was approved by our audit committee on July 31, 2011 and by our board of directors on July 31, 2011.

Required Approval

The approval of proposed resolution "A" below requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter.

The approval of proposed resolution "B" below requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least a majority of the votes of shareholders voting on the matter who do not have a personal interest in the resolution or (ii) the total number of votes against the proposed resolution of shareholders voting on the matter who do not have a personal interest in the resolution does not exceed two percent of the outstanding voting power in the Company.  For a discussion of the provisions of the Companies Law regarding personal interests, please see Item 3 above, under the caption “Required Approval”.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“A.           RESOLVED, to approve the amended indemnification letter in the form of Appendix A hereto, to be provided to directors of the Company serving from time to time in such capacity who are not considered controlling shareholders of the Company; and

B.           RESOLVED, to approve the amended indemnification letter in the form of Appendix A hereto, to be provided to directors and officers of the Company serving from time to time in such capacity who are considered controlling shareholders of the Company.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM 5 – REVIEW OF THE AUDITORS’ REPORT AND THE CONSOLIDATED FINANCIAL STATEMENTS

Our audited financial statements for the fiscal year ended December 31, 2010 were filed together with our Annual Report on Form 20-F, which was filed on April 4, 2011 with the SEC and is available at their website, www.sec.gov, and at our website, www.radcom.com. We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote by the shareholders.

ITEM 6- OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of Annual General Meeting.  However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Zohar Zisapel

Chairman of the Board of Directors

Dated: August 10, 2011

Appendix A to the Proxy Statement

To: ____________________	Date: _____________

From: RADCOM LTD. (henceforth the "Company")

INDEMNIFICATION AGREEMENT

Text of Indemnification Agreement from the Company to Office Holder and to be acknowledged and signed by Office Holder.

It is in the best interest of the Company to retain and attract as directors, officers and/or employees the most capable persons available, and such persons are becoming increasingly reluctant to serve publicly-held companies unless they are provided with adequate protection through insurance and indemnification in connection with such service.

You are or have been appointed a director, officer and/or employee of the Company, and in order to enhance your service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification to the fullest extent permitted by law.

In consideration of your continuing to serve the Company, the Company hereby agrees as follows:

1.
Subject to the conditions set forth in Section 10, and pursuant to the other terms and conditions in this Letter of Indemnification, the Company hereby undertakes to indemnify you to the maximum extent permitted by law for:

1.1
any financial obligation imposed on you in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by court, in respect of any act or omission (“Action”) taken or made by you in your capacity as a director, officer and/or employee of the Company and/or in respect of any Action of others for which you have vicarious liability as a director or officer pursuant to applicable law;

1.2
reasonable litigation expenses, including attorney’s fees, expended by you as a result of an investigation or proceeding instituted against you by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against you and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent or in connection with an administrative enforcement proceeding or a financial sanction. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968, as amended (the "Securities Law"), and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees; and

1.3
all reasonable litigation expenses, including attorneys’ fees, expended by you or charged to you by a court, in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal proceedings in which you are acquitted, or in any criminal proceedings of a crime which does not require proof of criminal intent in which you are convicted, all in respect of actions taken by you in your capacity as a director, officer and/or employee of the Company.

The above indemnification will also apply to any Action taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a ‘Subsidiary’) or in your capacity as a director, or observer at board of directors’ meetings, of a company not controlled by the Company but where your appointment as a director or observer results directly from the Company’s holdings in such company (an ‘Affiliate’).

2.	The Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1
a breach of your duty of loyalty, except, to the extent permitted by law, for a breach of a duty of loyalty to the Company, a Subsidiary or an Affiliate while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company;

2.2	a willful breach of the duty of care or reckless disregard for the circumstances or to the consequences of a breach of the duty of care;

2.3	An action taken or not taken with the intent of unlawfully realizing personal gain;

2.4	A fine or penalty imposed upon you for an offense; and

2.5	A counterclaim made by the Company or in its name in connection with a claim against the Company filed by you.

3.
The Company will make available all amounts needed in accordance with paragraph 1 above on the date on which such amounts are first payable by you (“Time of Indebtedness”), and with respect to items referred to in paragraph 1.2 above, even prior to a court decision.  Advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company if you are found guilty of a crime which requires proof of criminal intent.  Other advances will be repaid by you to the Company if it is determined that you are not lawfully entitled to such indemnification.

As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4.
The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer a director, officer or employee of the Company or of a Subsidiary or a director or board observer of an Affiliate, provided that the obligations are in respect of actions taken by you while you were a director, officer, employee and/or board observer, as aforesaid, and in such capacity, including if taken prior to the above resolutions.

5.
The indemnification will be limited to the expenses mentioned in paragraph 1.2 (pursuant and subject to paragraph 3 and insofar as indemnification with respect thereto is not restricted by law or by the provisions of paragraph 2 above) and to the matters mentioned in paragraph 1.1 above insofar as they result from your actions in the following matters or in connection therewith:

5.1
The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

5.2
Occurrences resulting from the Company’s status as a public company, and/or from the fact that the Company’s securities were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad;

5.3
Occurrences in connection with investments the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;.

5.4	The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

5.5	Actions in connection with the merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

5.6	Actions in connection with the sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

5.7	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

5.8
Actions taken in connection with labor relations and/or employment matters in the Company Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and various service providers;

5.9	Actions in connection with the testing of products developed by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale, license or use of such products;

5.10
Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property;

5.11	Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates, whether such policies and procedures are published or not; and

5.12	Actions, including provision of information and documents, in connection with trading in the Company's securities.

6.
The total amount of Indemnification that the Company undertakes towards all persons whom it has resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, shall not exceed an amount equal to US$10,000,000.

7.
The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), within the limits set forth in paragraph 6 above.

8.
Subject to the provisions of paragraphs 6 and 7 above, the indemnification hereunder will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted under the law.

9.	The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

10.	In all indemnifiable circumstances indemnification will be subject to the following:

10.1
You shall promptly notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, and that you deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings.

Similarly, you must advise the Company on an ongoing and current basis concerning all events which you suspect may give rise to the initiation of legal proceedings against you.

10.2
Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you.

The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement.  At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent.  Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law, without your consent.  However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law.

10.3
You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

10.4
If, in accordance to paragraph 10.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, except to which the Company in its absolute discretion shall agree.

10.5
The Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s consent to such compromise or settlement.

10.6
That, if required by law, the Company’s authorized organs will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof.

11.
The Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care to the Company, provided that in no event shall you be exempt with respect to any actions listed in paragraph 2 above.

12.
If for the validation of any of the undertakings in this Letter of Indemnification any act, resolution, approval or other procedure is required, the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

13.
For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification or in the above resolutions derogate from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in paragraph 1 above without the limitations set forth in paragraphs 5 and 6 above.

14.
If any undertaking included in this Letter of Undertaking is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect.  Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

15.	This Letter of Indemnification and the agreement herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

16.	This Letter of Indemnification cancels any preceding letter of indemnification that may have been issued to you.

This letter is being issued to you pursuant to the resolutions adopted by the Audit Committee of the Company on July 31, 2011,the Board of Directors of the Company on July 31, 2011, and by the shareholders of the Company on September 19, 2011.

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.

RADCOM LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints David Ripstein, President and Chief Executive Officer and Gilad Yehudai, Chief Financial Officer, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Radcom Ltd. (the “Company”) which the undersigned is entitled to vote at the 2011 Annual General Meeting of Shareholders of the Company (the “Annual Meeting”) to be held at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel on Monday, September 19, 2011 at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of 2011 Annual General Meeting of Shareholders and Proxy Statement, dated August 10, 2011.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEMS 1, 2, 3, AND 4.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

1.	Re-election of directors.

1.1 Zohar Zisapel	☐ FOR	☐ AGAINST	☐ ABSTAIN
1.2 Shlomo Kalish	☐ FOR	☐ AGAINST	☐ ABSTAIN
1.3 Matty Karp	☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	Re-appointment of Kost Forer Gabbay & Kasierer as independent auditors and authorizing the Audit Committee to fix their remuneration.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	A: Approval of amendment to Article 70 of the Company's Articles of Association.

☐ FOR	☐ AGAINST	☐ ABSTAIN

B: Approval of amendment to Article 46(b) of the Company's Articles of Association.

☐ FOR	☐ AGAINST	☐ ABSTAIN

C: Approval of amendment to Article 37(a) of the Company's Articles of Association.

☐ FOR	☐ AGAINST	☐ ABSTAIN

D: Approval of amendment to Article 33(b) of the Company's Articles of Association.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	A: Approval of amendment to the letter of exemption and indemnification to directors who are not considered controlling shareholders.

☐ FOR	☐ AGAINST	☐ ABSTAIN

B: Approval of amendment to the letter of exemption and indemnification to directors and officers who are considered controlling shareholders.

☐ FOR	☐ AGAINST	☐ ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice of the 2011 Annual General Meeting of Shareholders and Proxy Statement, dated August 10, 2011.  By signing this Proxy, the undersigned hereby certifies that the undersigned has no "personal interest" under the Israeli Companies Law in Items 3(A) and 4(B).  (See Item No. 3 of the Proxy Statement for more information and for instructions on how to vote if you do have a "personal interest".)  If you have a personal interest, please contact Mr. Gilad Yehudai, the Company's Chief Financial Officer for guidance at +972-77-7745060 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

Signature: _________________________		Date: _____________, 2011
title (if applicable)

Signature if held jointly: ________________		Date: _____________, 2011
title (if applicable)

Please date, sign exactly as your name appears on this proxy and promptly return in the enclosed envelope. In the case of joint ownership, each owner should sign. Otherwise, the signature of the senior owner who votes shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the shareholders register. When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title.  If a corporation, sign in full corporate name by president or other authorized officer, giving title, and affix corporate seal. If a partnership, sign in the partnership’s name by an authorized person.